Exhibit (a)(2)

LETTER FROM LANDMARK COMMUNICATIONS, INC.

TO COOLSAVINGS, INC. STOCKHOLDERS

November 21, 2005

Dear CoolSavings Stockholder:

Landmark Communications, Inc. (“Landmark” or “we”) has been the majority stockholder of CoolSavings since the end of 2002. On September 13, 2005, we announced our intention to take CoolSavings, Inc. (“CoolSavings”) private through a negotiated purchase of shares from certain existing stockholders and a subsequent short-form merger. Neither you nor CoolSavings’ Board of Directors is being asked to approve the negotiated purchase or the subsequent short-form merger. Under Delaware law, after Landmark acquires the shares in the negotiated purchase, Landmark will beneficially own a sufficient number of shares to cause the short-form merger to occur without any action by the CoolSavings Board of Directors or the CoolSavings stockholders. Accordingly, we expect that the short-form merger will be completed on December 15, 2005 or as soon thereafter as possible.

In connection with the short-form merger, you will receive $0.80 in cash for each share of CoolSavings stock that you own unless you properly exercise appraisal rights under Delaware law, in which case a court will determine the fair value of your shares, which may be higher or lower than $0.80 per share. We are providing you with the enclosed Going-Private Transaction Statement which:

•	tells you more about the negotiated purchase and the subsequent short-form merger,

•	explains our position on the fairness of the Going Private Transaction and the $0.80 per share consideration, and

•	provides you with more information concerning your appraisal rights under Delaware law.

If you are a stockholder immediately prior to the effective time of the short-form merger, you will be mailed detailed instructions for surrendering your stock certificates if you wish to be paid $0.80 in the short-form merger, and a detailed description of your statutory appraisal rights if, in the alternative, you wish to exercise your appraisal rights. We will mail you these instructions shortly after completion of the short-form merger. Please do not submit your stock certificates before you have received and carefully read those instructions.

After the short-form merger is consummated, Landmark, through its subsidiary, will be the sole stockholder of CoolSavings and CoolSavings will cease to be a publicly traded company.

Sincerely,

GUY R. FRIDDELL, III